EXHIBIT 99.1

COMMUNITY FINANCIAL SYSTEM, INC.

DEFERRED COMPENSATION PLAN FOR DIRECTORS

Amended and Restated as of May 15, 2024

ARTICLE I

PURPOSE AND DEFINITIONS

Section 1.01 – Purpose:

The Company’s Board of Directors adopted the Community Financial System, Inc. Deferred Compensation Plan for Directors, effective as of January 19, 1994, to provide a uniform mechanism for the elective deferral by members of the Board of Directors of fees payable to them by the Company and its subsidiaries for their services as directors. The Plan has been amended since 1994. In order to conform to Internal Revenue Code Section 409A, the Plan is amended and restated in its entirety in this document, which shall be effective as of January 1, 2005. This amended and restated Plan shall govern the rights and obligations of Plan participants and Community Financial System, Inc. with respect to all deferred compensation benefits earned under this Plan and all predecessor versions of this Plan, including all benefits earned by a participant prior to January 1, 2005.

Section 1.02 – Definitions:

For purpose of this plan, the following terms shall have the meanings ascribed to them below:

(a)            “Account” shall mean the special unfunded memorandum account or accounts maintained by the Company on its books for a Participant under this Plan in accordance with Section 3.01.

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(b)            “Beneficiary” shall mean the beneficiary or beneficiaries designated by a Participant, as provided by Section 3.03, to receive Benefits payable (if any) subsequent to such Participant’s death.

(c)            “Benefits” shall mean the benefits payable to a Participant or (his Beneficiary) under the terms of this Plan, as more particularly described in Section 3.01.

(d)            “Board of Directors” shall mean the Board of Directors of the Company.

(e)            “Change in Control” shall mean a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, determined in either case in accordance with guidance provided by the United States Secretary of the Treasury pursuant to Internal Revenue Code Section 409A.

(f)            “Change of Election Form” shall mean the written agreement between the Company and a Participant, in a form provided by the Plan Administrator, pursuant to which the Participant modifies or revokes his election to defer Fees to be earned in a subsequent Plan Year, delays the Distribution Date and/or changes the number of installments in which Benefits shall be paid. Change of Election Forms must be filed with the Plan Administrator no later than the applicable date(s) determined pursuant to Sections 2.02(c) and 3.01. Subject to the other terms of the Plan, and such limitations as may be imposed by the Plan Administrator, a Change of Election Form may be made applicable to a Participant’s entire Benefit or to Benefits attributable to Fees deferred during one or more calendar years, as designated by the Participant.

(g)            “Company” shall mean Community Financial System, Inc., a Delaware Corporation and registered bank holding company, and Community Bank, N.A., a national banking association.

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(h)            “Deferred Fees” shall mean the Fees which a Participant elects to defer pursuant to his Participation Agreement, as provided by Section 2.02.

(i)            “Deferred Shares” shall mean Shares which could have been purchased with Deferred Fees and Dividend Equivalents.

(j)            “Director” shall mean a member of the Board of Directors, provided that such member is not an employee of the Company.

(k)            “Distribution Date” shall mean the date or dates elected by a Participant pursuant to his Participation Agreement as the date on which the payment of Benefits under this Plan is to commence.

(l)            “Dividend Equivalents” shall mean an amount equal to the dividends which would have been received (without reduction for taxes which would have been payable on such dividends) had Shares equal in number to Deferred Shares then credited to the Account been issued and outstanding.

(m)            “Fees” shall mean the fees payable to a Director in his/her capacity as a Director, as authorized by the Company’s ByLaws, as in effect from time to time.

(n)            “Participant” shall mean any Director who has elected to defer any portion of his Fees pursuant to Section 2.02.

(o)            “Participation Agreement” shall mean the written agreement between the Company and a Participant, in a form provided by the Plan Administrator, which sets forth certain provisions and elections relative to the Plan, the amount of the Deferred Fees, the time, form and manner of paying Benefits, and such other terms and conditions determined by the Plan Administrator to be appropriate and consistent with the terms of this Plan.

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(p)            “Plan” shall mean the Deferred Compensation Plan for Directors, as amended and restated in this document, which may be amended from time to time.

(q)            “Plan Administrator” shall mean the Trust Department of Community Bank, National Association, or such other person, committee, or entity which may be designated by the Board of Directors as Plan Administrator from time to time.

(r)            “Plan Year” shall mean each calendar year.

(s)            “Shares” shall mean shares of the Common Stock of the Company.

ARTICLE II

DEFERRAL ELECTION

Section 2.01 – Eligibility:

All Directors who are not employees of the Company shall be eligible to participate in this Plan.

Section 2.02 – Enrollment in Plan:

(a)            A Director may become a Participant and agree to defer Fees not yet earned by entering into a Participation Agreement prior to the first day of the Plan Year in which the Participation Agreement is to become effective; provided, however, that a new Director may enter into a Participation Agreement for Fees not yet earned, if the new Director’s Participation Agreement is executed and delivered to the Plan Administrator within thirty (30) days of the date the new Director commenced service as a member of the Board of Directors.

(b)            The Deferred Fees in a given Plan Year may be any percentage (in any multiple of 5%) of the Participant’s Fees, but in no event less than $500 in any Plan Year.

(c)            Except to the extent otherwise provided by this Plan, a Participant may modify or revoke his Participation Agreement with respect to any Fees to be earned in a subsequent Plan Year by delivery of an executed Change of Election Form to the Plan Administrator at least thirty (30) days prior to the beginning of the Plan Year for which such revocation or modification is to be effective. Notwithstanding any such revocation or modification, unless the Participant’s distribution election is modified, amounts previously deferred shall be paid as previously elected by the Participant.

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ARTICLE III

BENEFITS

Section 3.01 – Stock Benefits:

(a)            The Plan Administrator shall establish an Account for each Participant and shall credit to such Account:

(1)           on the date such Participant would have otherwise received payment of his Deferred Fees, such number of Deferred Shares that equals the number of Shares which could have been purchased with such Deferred Fees; and

(2)            until the Distribution Date, or later if the Participant elects to receive distributions over the three, five or ten year period provided for in Section 3.01(d), such additional number of Deferred Shares which could have been purchased with Dividend Equivalents.

(b)            The number of Deferred Shares shall be subject to adjustment, as the Plan Administrator deems appropriate, to reflect stock dividends, stock splits, stock combination, and reorganization affecting Shares.

(c)            The Account shall be payable to the Participant (or his Beneficiary) only in Shares, in a number equal to the Deferred Shares credited to the Participant’s Account; provided, however, that fractional Shares may, at option of the Company, be paid in cash by the Company.

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(d)            As of the Distribution Date, the Account shall be payable, at the Participant’s election as set forth in his Participation Agreement or applicable Change of Election Form, in either: (1) lump sum; or (2) three, five, or ten annual installments. Except as provided in Section 3.01(e), such election shall be irrevocable.

(1)            In the event the Participant elects to receive his distribution in the form of installments as provided for in Section 3.01(d), the first such distribution shall be on the Distribution Date, and all subsequent distributions shall be made on or about January 2 of each calendar year thereafter.

(2)           Each of the installment distributions provided to the Participant shall equal a number of Shares derived by dividing the number of Deferred Shares remaining in the Participant’s Account by the number of remaining installments distributable to the Participant.

(3)            For the purposes of determining the amount of an installment payment, “market value” shall be the closing price of the Company’s stock on the last business day immediately preceding the date of the installment payment.

(4)           As provided in Section 3.01(a)(2), and in accordance with the Company’s dividend reinvestment practices for common stock owners, the number of Deferred Shares credited to the Participant’s Account shall include such additional number of Deferred Shares which could have been purchased with Dividend Equivalents that are credited during the installment payment period.

(e)            To the extent a distribution would otherwise be made or commence on a specified Distribution Date elected by a Participant, the Participant may elect to delay the Distribution Date or change the number of installments, provided that the election will not take effect until the first day of the 12th month that follows the Plan Administrator’s receipt of the election, the first payment with respect to which such election is made must be deferred at least five years from the previously-specified Distribution Date, and the election must be received by the Plan Administrator at least 12 months prior to the date of the first scheduled payment. A distribution election may not be altered after Benefit payments commence pursuant to that election. Further, except as provided in Section 4.01, no distribution election may be altered to accelerate a Distribution Date. For purposes of Internal Revenue Code Section 409A, installment payments shall be considered a single payment.

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(f)            Notwithstanding any other term or provision in the Plan, a Participant may make or change a distribution election with respect to Fees deferred prior to December 31, 2006 by filing a completed Change of Election Form with the Plan Administrator on or before December 31, 2006; provided, however, that no such Change of Election Form may postpone payments otherwise due in 2006 or accelerate into 2006 payments otherwise due after 2006.

(g)            In the event of a Participant’s death prior to payment of the Account in full, the balance of his Account shall be payable to his Beneficiary in accordance with the terms of this Section and the Participant’s election under his Participation Agreement.

(h)           The Participant (or his Beneficiary) shall have no right to sell, assign, transfer or otherwise convey or encumber his right to receive any payment of Benefits or any other rights to the Account.

(i)            The Company shall not set aside money in trust or escrow or commit any act to secure payment of the Benefits but shall make payment when due by delivering Shares from the Company’s treasury Shares or authorized but issued Shares (with fractional Shares paid in cash at the option of the Company from the Company’s general assets). Participants (or their Beneficiaries) shall have no rights against the Company, except as general unsecured creditors of the Company, with respect to their Accounts and Benefits.

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Section 3.02 – Change in Control:

Upon the occurrence of a Change in Control, each Participant will receive an immediate distribution of shares of Common Stock equal to the number of Deferred Shares credited to the Participant. Upon the distribution of all benefits pursuant to this Section 3.02, the Plan shall terminate.

Section 3.03 – Beneficiary Designations:

(a)            A Participant may designate, pursuant to his Participation Agreement, one or more Beneficiaries to receive payment of his Benefits in the event of his death. Such designation may be changed by filing written notice with the Plan Administrator in a form provided by the Plan Administrator. If no designation is made, the Participant’s estate shall be deemed to be the Participant’s Beneficiary.

(b)            Payments shall be made equally to all Beneficiaries if more than one Beneficiary is designated and the Participant fails to provide otherwise pursuant to his Participation Agreement or a subsequent written notice to the Plan Administrator.

(c)            All elections and designations made by the Participant shall be binding upon his Beneficiary.

Section 3.04 – Forfeitability:

Amounts credited to a Participant’s Account and Benefits under this plan shall not be subject to forfeiture for any reason other than termination or removal of the Participant as a Director for “cause” (as defined below). In the event the Participant is terminated or removed as a Director for cause, he shall forfeit all amounts credited to his Account and all Benefits to which he would otherwise be entitled under the terms of this Plan and his Participation Agreement. For the purposes of this Section, “cause” shall mean acts of dishonesty or moral turpitude which materially affect the Company, conduct tending to damage the reputation of the Company, conviction of a felony, or willful neglect or refusal to perform his duties as a Director to the Company.

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ARTICLE IV

WITHDRAWALS

Section 4.01 – Emergency:

(a)            In the case of an unforeseeable emergency prior or subsequent to the commencement of Benefit payments, a Participant may apply to the Plan Administrator for withdrawal of an amount reasonably necessary to satisfy the emergency need. If such application for withdrawal is approved by the Plan Administrator, the withdrawal will be effective at the later of the date specified in the Participant’s application or the date of approval by the Plan Administrator and shall be payable in lump sum within thirty (30) days of such effective date.

(b)            For the purposes of this Plan, the term “unforeseeable emergency” means a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or a dependent of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Unexpected and unreimbursed expenses which cause great hardship to one Participant may not cause such hardship to another Participant. Means available to one Participant for meeting a real emergency of a financial nature may not be available to another Participant. Withdrawals for foreseeable expenditures normally budgetable, such as down payments on a home or purchase of an auto or college expense, will not be permitted. The Plan Administrator shall not permit withdrawal for unforeseeable emergency to the extent that such hardship is or may be relieved:

(1)            through reimbursement of compensation by insurance or otherwise;

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(2)            by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or

(3)            by the cessation of the deferral of Fees under the Plan.

(c)            In no event shall the amount of a withdrawal for unforeseeable emergency exceed the amount of Benefits which would have been available if the Participant had terminated his participation in this Plan at the time of withdrawal. Notwithstanding any other provision of this Plan, if a Participant makes a withdrawal, the amount of the Participant’s Benefits under the Plan shall be appropriately reduced to reflect such withdrawal. The remainder of any payable Benefits shall be payable in accordance with otherwise applicable provisions of this Plan and the Participant’s Participation Agreement.

(d)            In the event a Participant receives a withdrawal for an unforeseeable emergency, then the Participant’s election to defer Fees for the calendar year of the withdrawal shall be cancelled with respect to Fees earned following the date of the withdrawal. Fees deferred prior to such cancellation shall be payable in accordance with the otherwise applicable provisions of this Plan and the Participant’s Participation Agreement. Subject to the election provisions of the Plan, a Participant whose election to defer Fees is cancelled in accordance with this Section 4.01(d) may elect to defers Fees earned in a subsequent calendar year by completing a new Participation Agreement.

(e)            Unforeseeable emergency withdrawals pursuant to this Article IV shall be subject in all events to the applicable requirements of Internal Revenue Code Section 409A.

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ARTICLE V

NONASSIGNABILITY CLAUSE

Section 5.01 – Nonassignability:

No Participant or Beneficiary nor any other designee shall have any right to commute, sell, assign, pledge, transfer or otherwise convey or encumber the right to receive any payments under this Plan, which payments and rights are expressly declared to be nonassignable and nontransferable. Nor shall any unpaid Benefits be subject to attachment, garnishment or execution, or be transferable by operation of law in the event of bankruptcy or insolvency of the Participant except to the extent otherwise required by law.

ARTICLE VI

PLAN ADMINISTRATOR

Section 6.01 – Duties of Plan Administrator:

The Plan Administrator shall be charged with the general administration of the Plan on behalf of the Company, and shall have all powers necessary to accomplish those purposes, including, but not by way of limitation, the following:

(a)            To construe, interpret and administer the Plan;

(b)           To make allocations and determinations required by the Plan;

(c)            To compute and certify to the Company the amount and kind of Benefits payable to Participants or their Beneficiaries;

(d)           To authorize all disbursements by the Company pursuant to the Plan;

(e)            To maintain the necessary records for the administration of the Plan;

(f)            To make and publish such rules for the regulation of the Plan consistent with its terms;

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(g)            To enter into Participation Agreements with Participants on behalf of the Company; and

(h)           To accept, review and implement Change of Election Forms.

Section 6.02 – Compensation, Indemnity and Liability:

The Plan Administrator shall receive such compensation for its services under this Plan as agreed to by the Company. The Plan Administrator shall not be liable for any act or omission on its part, except its own willful misconduct or gross negligence. The Company shall indemnify and save harmless the Plan Administrator against any and all expenses and liabilities arising out of the performance of its duties under this Plan, except expenses and liabilities arising out of its own willful misconduct or gross negligence.

Section 6.03 – Determinations of Plan Administrator:

The Plan, each Participation Agreement, and each Change of Election Form shall be interpreted and applied in all circumstances in a manner that is consistent with the Company's intentions that the Plan satisfy the requirements of Internal Revenue Code Section 409A and that Benefits accumulated and paid pursuant to the Plan shall not be subject to the premature income recognition or adverse tax provisions of Internal Revenue Code Section 409A. All determinations of the Plan Administrator in the interpretation and administration of this Plan (including, but not limited to, determinations as to the amounts of the Benefits payable to a Participant or his Beneficiary) shall be conclusive and binding upon Participants and their Beneficiaries.

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ARTICLE VII

SOURCE OF PAYMENTS

Section 7.01 – Source of Payments:

Unless otherwise directed by the Board, all Benefits under this Plan shall be paid by the Company in the form of Shares delivered from the Company’s treasury Shares or authorized but unissued Shares (with fractional Shares paid in cash from the general assets of the Company). No special fund shall be established and no special segregation of assets shall be made to assure the payment of Benefits under this Plan. A Participant shall have no right, title or interest whatever in or to any investments which the Company may make to aid it in meeting its obligations under this Plan, pursuant to Section 7.02 or otherwise. Nothing contained in this Plan and no action taken pursuant to its provisions shall create or be construed to create a trust of any kind or a fiduciary relationship between the Company or the Plan Administrator and any Participant or any other person. To the extent any person acquires a right to receive payments under this Plan from the Company, such right shall be no greater than the right of an unsecured general creditor of the Company.

Section 7.02 – Reserves:

For the purpose of aiding the Company in providing for payments under this Plan, the Company may maintain a reserve fund which shall remain, at all times, a part of the general assets of the Company. The Company shall not be obliged to maintain such a reserve fund. If a reserve fund is maintained, its funds may be invested in securities, certificates of deposit, insurance or annuity contracts, or any other assets selected by the Company in its sole discretion, without the approval or direction of any Participant.

Section 7.03 – Constructive Receipt:

It is intended that Deferred Fees and Benefits under this Plan shall not be includible in a Participant’s gross income until actual receipt of such amounts by the Participant. However, neither the Company nor the Plan Administrator represent or warrant to any Participant that, under existing or future law, rules, regulations, or determinations of the Internal Revenue Service of any court, such amounts shall not be includible in a Participant’s gross income prior to actual receipt.

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ARTICLE VIII

MISCELLANEOUS

Section 8.01 – Continued Employment:

Participation in this Plan shall not give any Participant the right to be retained as a Director or employee of the Company.

Section 8.02 – Taxes and Fees:

(a)            The Company shall be entitled to reduce any amount payable or creditable to a Participant (including, but not limited to, Deferred Fees, the Fees which the Participant does not elect to defer, and Benefits under this Plan) or to otherwise require adequate provision for payment of FICA, FUTA, and Federal and state income tax withholding, or similar taxes which the Company is required by law to withhold.

(b)            In addition, the amount of any Benefit payable to a Participant (or his Beneficiary) shall be reduced by the fees and expenses paid by the Company to the Plan Administrator with regard to the administration and provision of such Benefits in the event such Participant’s employment as a Director is terminated prior to his Distribution Date for any reason other than the merger or consolidation of the Company into another corporation or organization with the other corporation or organization being the survivor.

Section 8.03 – Amendment or Termination of Plan:

The Company shall have the right to amend or terminate this Plan at any time; provided, however, no such amendment or termination shall affect in any way the Benefits which the Participant or his Beneficiary is entitled to receive as of the date of such amendment or termination.

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Section 8.04 – Change of Business Form:

The Company shall not merge or consolidate with any other corporation or organization or terminate its existence without having made adequate provision for the fulfillment of its obligations under this Plan and the Participant Agreements.

Section 8.05 – Construction:

Words of masculine gender shall mean and include correlative words of the feminine and neutral genders and words importing the singular shall mean and include the plural number and vice versa.

Section 8.06 – Effective Date:

This Plan is effective as of January 1, 2005.

Section 8.07 – Law:

This Plan shall be governed by the laws of the State of New York, other than its law respecting choice of law, to the extent not preempted by any Federal law.

COMMUNITY FINANCIAL SYSTEM, INC.
COMMUNITY BANK, N.A.

By:	/s/ Maureen Gillan-Myer
Title:	EVP and Chief Human Resources Officer
Date:	May 15, 2024

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